July 8, 2008

Via Correspondence on Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4561
Washington, D.C.  20549

Re:           Home Properties, Inc.
     File No. 001-13136
  Form 10-K for Fiscal Year Ended December 31, 2007
  Form 10-Q for Quarterly Period Ended March 31, 2008
  Definitive Proxy Statement on Schedule 14A
for 2008 Annual Meeting of Stockholders

Attention:     Kevin Woody, Accounting Branch Chief

Dear Mr. Woody:

This letter sets forth the response of Home Properties, Inc (the “Company”) to your letter, dated June 19, 2008, setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Company’s filings listed above.  For your convenience, the comments are reproduced below before the Company’s response.

Form 10-K for the year ended December 31, 2007
Item 6.  Selected Financial and Operating Information, page 29

1.      We note that you include the measure “FFO-Diluted, as adjusted by the Company”. Explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Additionally, you present this amount as FFO in your selected financial data.  Given that this measure does not appear to be calculated in accordance with the standard definition of FFO, explain to us how you concluded that this presentation would be appropriate.

Company response:

In future filings, in the Company’s Selected Financial and Operating Information, the Company will use (and label the line item) either “FFO – Diluted, as defined by NAREIT”, or “FFO – Diluted, as adjusted by the Company”, with appropriate references to the reconciliation of the FFO measure used to the most comparable GAAP measure as

850 Clinton Square / Rochester, New York 14604 / (585) 546-4900 / FAX (585) 546-5433
www.homeproperties.com

Securities and Exchange Commission
July 8, 2008

required by Item 10(e) of Regulation S-K (“S-K Item 10(e)”).  As described in footnote 3 to the Selected Financial and Operating Information in Item 6 of the Company’s Form 10-K for the fiscal year ended December 31, 2007 (“2007 10-K”), the Company includes the non-GAAP measure of “FFO – Diluted, as adjusted by the Company,” which excludes the effects of the loss from early extinguishment of debt in connection with the sale of real estate.  The National Association of Real Estate Investment Trusts (“NAREIT”) excludes from its standard definition of FFO any gains or losses from the sale of the real property which triggered the early extinguishment loss.  The Company makes the adjustment to FFO to exclude the losses from early extinguishment of debt when the sale of the real estate encumbered by debt requires the Company to pay the extinguishment costs prior to the debt’s stated maturity and to write-off unamortized loan costs at the date of the extinguishment.  Such costs are excluded from the separately stated gain on sale of real estate which, in accordance with GAAP, are reported and included in interest expense.  Note 3 further describes the reasons the Company’s management believes the non-GAAP financial measure provides useful information to investors, as required by S-K Item 10(e).

Unlike many of its peers in the real estate industry, the Company finances a significant portion of its real estate portfolio with property specific, non-recourse, fixed-rate mortgage debt.  Secured debt to gross asset value is 52% for the Company compared to the straight average of 24% for the multi-family apartment REIT peer group (Source: Moody’s Investor Service).  When a property is sold, generally the Company does not have the right to continue with the mortgage loan arrangement, and substitution of collateral usually is not permitted by the lender.  Occasionally, a mortgage loan is assumed by the buyer of the real estate with the lender’s consent.  When the underlying real property collateral is sold, the obligation generally must be repaid simultaneously.  The loan terms (interest rate, loan-to-value, maturity, pre-payment penalties, etc.) are all taken into account when negotiating a sale price with prospective buyers and, in the view of management, any prepayment penalties triggered are an integral part of the cost of the sale.  The Company believes that the disclosure of the “FFO - Diluted, as adjusted by the Company” permits the investor to view the losses from early extinguishment of debt associated with the sale of real estate as an incremental cost of the sale transaction because the debt was extinguished in connection with the consummation of the sale transaction and there was no intention to extinguish the debt absent the sale transaction.  The Company believes that this supplemental adjusted disclosure more appropriately reflects the results of operations exclusive of the impact of the sale transaction by computing the “FFO – Diluted, as adjusted by the Company” excluding from net income the one-time gain on sale from FFO in accordance with the NAREIT definition and adding back to net income the debt extinguishment costs triggered solely by that sale.  This non-GAAP disclosure is reconciled to the GAAP measure of “Net income available to common shareholders” and the NAREIT standard definition of FFO in footnote 3 to the Selected Financial and Operating Information.  In the future, as provided in S-K Item 10(e), the Company will expand its discussion of the reasons why it believes that the disclosure of “FFO – Diluted as adjusted by the Company” provides useful information to investors.

Securities and Exchange Commission
July 8, 2008

Even though the Company may sell real property encumbered by mortgages triggering prepayment penalties from time to time, and did so in 2003, 2006 and 2007, the Company does not believe that the presentation of FFO- Diluted, as adjusted by the Company” is a smoothing of earnings contrary to question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (“FAQ #8”).  The adjustment simply takes an industry-standard definition and adjusts GAAP Net income for another element of the one-time cost of the specific transaction which the industry standard definition excludes.  It is important to note that the Company does not make this same adjustment to FFO for debt costs incurred when a loan is paid off before maturity which is not triggered by a sale transaction.  The Company will, though, in future filings, expand its description of the manner in which management uses this non-GAAP financial measure together with various GAAP measures.

2.      Explain to us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of
Non-GAAP Financial Measures with respect to your measure of Adjusted FFO.  In your response, tell us whether you consider Adjusted FFO to be a performance or liquidity measure and tell us how you arrived at that conclusion.

Company response:

The Company included in its Selected Financial and Operating Information the non-GAAP measure of “Adjusted Funds from Operations” (“AFFO”).  AFFO is reconciled back to the GAAP measure of “Net income available to common shareholders” and the standard definition of FFO in footnote 3.  The Company defines AFFO as “FFO – Diluted, as adjusted by the Company” less an annual reserve for anticipated recurring, non-revenue generating capitalized costs.  As described in footnote 4 to the Selected Financial and Operating Information, the NAREIT definition of FFO does not take into account significant annual expenditures for recurring capital improvements which do not enhance revenues, a significant factor in the Company’s liquidity (as described in the 2007 10-K under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Capital Improvements” on pages 49 and 50).  The Company uses AFFO to compare its liquidity to others in its peer group which may have very different annual costs for recurring capital improvements based on the nature and age of their properties.

As stated in footnote 3, FFO does not represent cash generated from operating activities in accordance with GAAP and it is not necessarily indicative of cash available to fund cash needs as the NAREIT definition of FFO does not permit investors to separately compare capital expenditures required to maintain the existing portfolio of properties among peers.  The amount of recurring capital expenditures for any company’s real estate portfolio will differ based on the type of real estate as well as the age of the real estate.  The Company’s per unit annual charge of $760 is likely higher than many of its peers because the average age of the Company’s apartments is significantly higher than that of its peers (37 years compared with 18 years.  Source:  Green Street Advisors, 8/1/2007).  By reducing the NAREIT-defined FFO to reach AFFO, the Company believes

Securities and Exchange Commission
July 8, 2008

that it more realistically discloses its operating cash flow after expenses and certain recurring capital expenditures since it must maintain its real estate holdings.  (The Company’s AFFO calculation is the opposite of the adjustment prohibited by S-K 10(e) – the Company adds to an industry standard non-GAAP measure a liability requiring cash settlement not otherwise required.)  The Company views AFFO as a liquidity or cash flow measure which analysts and investors use in estimating the value of a REIT and its ability to pay future dividends, a liquidity measure.  For example, see the descriptions of AFFO at  http://www.investopedia.com/terms/a/affo.asp and http://www.efmoody.com/realestate/reitglossary.html (last visited 1 July 2008).  In future filings, the Company will expand its discussion of why it believes the AFFO disclosure is useful to investors.

Definitive Proxy Statement on Schedule 14A
2007 Summary Compensation, page 22

3.      In future filings, with respect to annual incentive awards and long-term equity incentive awards, please provide a more detailed analysis of how the company determined the actual payouts and grants.  Please compare the FFO and NOI performance targets with actual performance results and explain how these translated into the payouts.  In addition, where the board elects to provide more than 100% of the bonus award, please explain why.   Please disclose the actual factors considered in making the equity awards for each named executive officer.

Company response:

In future filings, the Company will provide a more detailed description of the method the Company uses to determine actual payouts and grants with respect to annual incentive awards and long-term equity incentive awards under its plans.  In addition, the Company will provide a comparison of the targets for FFO and NOI performance with the Company’s actual performance and the effect of that performance on the actual annual incentive awards paid to the named executive officers.  The Compensation Committee of the Company’s Board of Directors generally only provides bonuses in excess of 100% of the incentive award established for an officer under extraordinary circumstances.  In future filings where the Compensation Committee makes an award in excess of 100%, the factors considered by the Compensation Committee in that determination will be explained.  In future filings, the Company will describe the factors considered by the Compensation Committee in making the equity awards to each of the named executive officers.

Conclusion

The Company acknowledges that:
  it is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission
July 8, 2008

  the Company may not assert staff comments as a defense in any proceeding commenced by the Commission or any person under the federal securities laws of the United States of America.
If you have any questions or additional comments on the financial statements please call me at 585-246-4113 or Rob Luken, the Company’s Senior Vice President and Treasurer, at 585-246-4161 or, if the comments relate to the Proxy Statement on Schedule 14A, Ann McCormick, the Company’s Executive Vice President and General Counsel, at 585-246-4105.

Sincerely,

HOME PROPERTIES, INC.

/s/ David P. Gardner

David P. Gardner
Executive Vice President and
Chief Financial Officer

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